SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 14D-9
                              (Amendment No. 9)

                    SOLICITATION/RECOMMENDATION STATEMENT
                     PURSUANT TO SECTION 14(d)(4) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                             McKESSON CORPORATION
                          (Name of Subject Company)

                             McKESSON CORPORATION
                     (Name of Person(s) Filing Statement)

                   Common Stock, par value $2.00 per share
                        (Title of Class of Securities)

                                 581556 10 7
                    (CUSIP number of Class of Securities)

                            Ivan D. Meyerson, Esq.
                      Vice President and General Counsel
                             McKESSON CORPORATION
                                McKesson Plaza
                               One Post Street
                       San Francisco, California 94104
                                (415) 983-8300

                (Name, address and telephone number of person
              authorized to receive notice and communications on
                  behalf of the person(s) filing statement)

                               With a copy to:

                           Peter Allan Atkins, Esq.
                     Skadden, Arps, Slate, Meagher & Flom
                               919 Third Avenue
                           New York, New York 10022
                                (212) 735-3000


                    This Amendment No. 9 amends the
          Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of McKesson Corporation, a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission on July 15, 1994, relating to the tender offer for all outstanding shares of common stock, par value $2.00 per share, of the Company (including all associated preferred stock purchase rights), by ECO Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation, as follows:

          Item 8.   Additional Information to be Furnished.

               Item 8 is hereby amended by the addition of the following paragraph at the end of Item 8:

                    On November 22, 1994 the Company issued the
               press release attached hereto as Exhibit 27. The information set forth in the press release is incorporated herein by reference.

          Item 9.   Material to be Filed as Exhibits.

               Item 9 is hereby amended by the addition of the following exhibits thereto:

               Exhibit 27     Press Release issued by the Company
                              dated November 22, 1994

               Exhibit 28 Closing Statement dated November 21, 1994 among Eli Lilly and Company, ECO Acquisition Corporation, McKesson
                              Corporation, a Delaware corporation,
                              McKesson Corporation, a Maryland
                              corporation, Clinical
                              Pharmaceuticals, Inc., PCS Health
                              Systems, Inc. and SP Ventures, Inc.


                                     SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        McKESSON CORPORATION

          Dated: November 22, 1994      By:/s/ Nancy A. Miller
                                           Name:  Nancy A. Miller
                                           Title: Vice President and
                                                  Corporate Secretary



     EXHIBIT INDEX

     Exhibit No.                   Description

     Exhibit 27     Press Release issued by the Company dated November
                    22, 1994

     Exhibit 28 Closing Statement dated November 21, 1994 among Eli Lilly and Company, ECO Acquisition Corporation, McKesson Corporation, a Delaware corporation, McKesson Corporation, a Maryland corporation, Clinical Pharmaceuticals, Inc., PCS Health Systems, Inc. and SP Ventures, Inc.



                                                         Exhibit 27

     Contact:  Charles Pool
               (415) 983-9470

     McKESSON COMPLETES DISTRIBUTION OF NEW McKESSON STOCK
     IN CONNECTION WITH SALE OF PCS BUSINESS TO ELI LILLY

               SAN FRANCISCO, Tuesday, November 22, 1994 -- McKesson Corporation announced the completion yesterday of the formal distribution of the new McKesson Corporation shares issued in connection with the sale of McKesson's PCS Health Systems business to Eli Lilly and Company. The new McKesson Corporation shares were issued to those holders of old McKesson Corporation shares held of record as of Saturday, November 19, 1994. Stock certificates for the new McKesson Corporation shares are expected to be mailed early next week.

               As previously announced, the distribution had been conditioned, among other things, upon the satisfaction or waiver of the conditions to the tender offer by Eli Lilly for old McKesson shares. Yesterday Eli Lilly accepted for payment the shares of old McKesson stock which had been tendered but not withdrawn as of 5:00 p.m. yesterday (which tendered shares represented approximately 94.9% of the total outstanding old McKesson shares). In connection with yesterday's transactions, old McKesson also received a capital contribution from Lilly (which amount was transferred to new McKesson) of approximately $639 million (representing a total transaction value for the PCS Health Systems business of $4 billion).

               Under the terms of Lilly's tender offer, Lilly will pay $76 per share for the old McKesson shares tendered. It is expected that a merger of old McKesson with a subsidiary of Lilly will be consummated early next week, pursuant to which the remaining old McKesson stockholders would receive $76 per share in the merger.


                                                            Exhibit 28

                               CLOSING STATEMENT

                    Reference is hereby made to (a) the Agreement and Plan of Merger, dated as of July 10, 1994 (as amended, the "Merger Agreement"), with McKesson Corporation, a Delaware corporation ("McKesson Delaware"), Eli Lilly and Company, an Indiana corporation ("Parent"), and ECO Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (the "Purchaser") and (b) the Reorganization and Distribution Agreement, dated as of July 10, 1994 (as amended, the "Distribution Agreement"), with McKesson Delaware, McKesson Corporation, a Maryland corporation and a wholly-owned subsidiary of McKesson Delaware ("McKesson Maryland"), Clinical Pharmaceuticals, Inc., a Delaware corporation and a wholly-owned subsidiary of McKesson Delaware, PCS Health Systems, Inc., a Delaware corporation and a wholly-owned subsidiary of McKesson Maryland, and SP Ventures, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company ("Spinco"). All capitalized terms used herein but not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

                    The parties set forth below agree that:

                    (a) the Spinco Cash Amount calculations attached hereto as Exhibit 1 reflect the methodology agreed upon by the parties in connection with the transactions contemplated pursuant to the Merger Agreement and the Distribution Agreement (subject to the "true-up" contemplated pursuant to the letter dated November 18, 1994 from Jon W. d'Alessio to Arnold C. Hanish);

                    (b) McKesson Delaware may issue on Monday,
          November 21, 1994 commercial paper indebtedness of McKesson Delaware (not to exceed $125,000,000); provided that such indebtedness (i) shall be repaid by Spinco on Tuesday, November 22, 1994 and (ii) shall be included within the Company Liabilities (as defined in the Distribution Agreement) and subject to the indemnification provisions related thereto;

                    (c) the value of the shares of Parent Common Stock issued pursuant to Sections 2.10(a)(ii) and 2.10(c)(ii) of the Merger Agreement, as determined pursuant to Section 4.1(g) of the Distribution Agreement, shall be paid by Spinco to McKesson Delaware on Tuesday, November 22, 1994 pursuant to Section 4.1(g) of the Distribution Agreement and such amount shall not be included as a receivable of the Prescription Business in calculating Negative Net Working Capital (such terms, as defined in the Distribution Agreement);

                    (d) Spinco represents and warrants that all actions contemplated pursuant to the Merger Agreement, the Distribution Agreement and Exhibit 1 hereto (including the notes thereto) in respect of restricted Shares and stock options are permitted by the instruments governing such securities and that all such actions have been duly authorized on behalf of McKesson Delaware;

                    (e) all cash and cash equivalents held or previously held by Pharmaceutical Card System Canada, Inc., a corporation organized under the laws of Canada, shall be deemed to be a Company Asset (as defined in the Distribution Agreement);

                    (f) McKesson Delaware shall be permitted to pay to Retained Employees on the date hereof pro-rated bonuses (for the period covering the first 8 months of McKesson Delaware's current fiscal year), either pursuant to the McKesson Corporation Management Incentive Plan ("MIP") (such bonuses, the "MIP Bonuses") or under other compensation arrangements of McKesson Delaware (the "Non-MIP Bonuses"); the parties further agree that Spinco shall (i) reimburse McKesson Delaware on November 22, 1994 in full for the amount of all Non-MIP Bonuses paid on this date to Retained Employees (i.e., $439,235), (ii) reimburse McKesson Delaware (promptly upon receipt by Spinco of written notice from McKesson Delaware of the calculated amounts set forth below) for any excess amounts paid with respect to the MIP Bonuses in the event that, following the end of McKesson Delaware's current fiscal year, it is determined that, based on the financial performance of the Retained Business, the amount of the MIP Bonuses paid to Retained Employees on the date hereof exceeded the amounts otherwise payable on a pro-rata basis over such 8-month period to such Retained Employees under the MIP and (iii) pay to McKesson Delaware, at the end of McKesson Delaware's current fiscal year, an amount equal to $64,346 (it being understood that such amount is being paid in lieu of the time value of the MIP Bonuses during the four-month period up to the end of McKesson Delaware's current fiscal year);

                    IN WITNESS WHEREOF, each of the parties set forth below has caused this Closing Statement to be executed on its behalf by a duly authorized officer as of the date first set forth above.

          Dated as of November 21, 1994

                                   ELI LILLY AND COMPANY
                                   (an Indiana corporation)

                                   By:_____________________
                                      Name:
                                      Title:

                                   ECO ACQUISITION CORPORATION
                                   (a Delaware corporation)

                                   By:_____________________
                                      Name:
                                      Title:

                                   McKESSON CORPORATION
                                   (a Delaware corporation)

                                   By:_____________________
                                      Name:
                                      Title:

                                   McKESSON CORPORATION
                                   (a Maryland corporation)

                                   By:_____________________
                                      Name:
                                      Title:



                                   CLINICAL PHARMACEUTICALS, INC.
                                   (a Delaware corporation)

                                   By:_____________________
                                      Name:
                                      Title:

                                   PCS HEALTH SYSTEMS, INC.
                                   (a Delaware corporation)

                                   By:_____________________
                                      Name:
                                      Title:

                                   SP VENTURES, INC.
                                   (a Delaware corporation)

                                   By:_____________________
                                      Name:
                                      Title:


                                                           Exhibit 1

                                 SPINCO CASH AMOUNT

                    Set forth below is a summary of the calculation of the Spinco Cash Amount:

            Additions
            Aggregate Consideration . . . . .  $4,000,000,000.00
            Exercise of Options . . . . . . .               0.00(1)
            Spinco Cash Payment . . . . . . . +             0.00(2)
                           Subtotal . . . . .  $4,000,000,000.00

            Subtractions
            Amt. Payable in Offer and Merger. $3,326,887,156.00(3) Cash-out of Exercisable Options . 33,911,349.00(4)
            Series A Preferred Redemption . . -             0.00(5)
                           Subtotal . . . . .  $3,360,798,505.00

                              Total . . . . .  $  639,201,495.00


          _____________________
          1Pursuant to Section 2.13 of the Merger Agreement, the aggregate exercise price received by McKesson Delaware from any exercisable options prior to the Effective Time shall be calculated immediately prior to the Effective Time.

          2McKesson Delaware did not enter into a Preferred Stock
          Purchase Agreement pursuant to Section 2.5 of the Distribution Agreement; accordingly, no amounts were paid to McKesson Delaware pursuant thereto.

          3See Schedule A for a calculation of the amounts payable pursuant to the Offer and the Merger.

          4See Schedule B for a calculation of the amount paid or payable by McKesson Delaware (pursuant to Section
          2.10(a)(i) of the Merger Agreement) with respect to the cash-out of exercisable options.

          5The Series A Convertible Preferred Stock was redeemed on August 29, 1994, prior to the Offer Purchase Date.


                                                      Schedule A

                         Amount Payable Pursuant
                     to the Offer and the Merger

     Calculation of Number of Shares
     Subject to the Offer and the Merger
     Total issued and outstanding Shares  . . . . . . . . . .
     44,920,159(6)
     Outstanding Shares held by McKesson Maryland . . . . . .   1,000,000
     1988 Plan restricted Shares - McK employees  . . . . . .      56,800*
     1988 Plan restricted Shares - PCS employees  . . . . . .
     53,600(7)
     1973 Stock Purchase Plan Shares - McK and PCS empl.. .
     15,940(8)
     Miscellaneous restricted Shares - McK empl.  . . . . . . -      18,988*
                                    Total . . . . . . . . . . .  43,774,831

     Calculation of Cash Amount Payable
     43,774,831 Shares x $76.00 = $3,326,887,156.00

* The parties agree that (a) all restricted Shares of McKesson Delaware shall be cancelled by McKesson Delaware after the expiration of the Offer but prior to the Effective Time, (b) cash otherwise payable in respect of such restricted Shares is included in the Spinco Cash Amount and shall be retained and paid out by Spinco pursuant to Section 2.10(c)(i) of the Merger Agreement and (c) following the payment of the Spinco Cash Amount contemplated hereby, neither Parent, the Purchaser nor McKesson Delaware shall have any liability with respect to such restricted Shares.

          ____________________
          6Includes 2,720,457 Shares issued upon the conversion of the Series B ESOP Preferred Stock.

          7The parties agree that (a) such restricted Shares of McKesson Delaware shall be cancelled by McKesson Delaware on Tuesday, November 22, 1994 and shares of Parent Common Stock shall be issued in lieu thereof (as well as in lieu of the cancellation of the shares of Spinco common stock) in accordance with Section 2.10(c)(ii) of the Merger Agreement and (b) following the cancellation of such restricted Shares, Spinco shall not have any liability with respect to such restricted Shares.

          8The 1973 Stock Purchase Plan Shares will be acquired by Parent pursuant to the Merger; however, the calculation of the Spinco Cash Amount was done assuming that these Shares would be redeemed. As a result, the Spinco Cash Amount was overstated by $1,211,440, which will be reimbursed by Spinco on November 22, 1994.


                                                    Schedule B

                   Amounts Payable With Respect to
                the Cash-out of Exercisable Options

     Calculation of Adjustment to PCS Exercisable Options
     Pursuant to Section 8.2(c)(iii) of the Distribution Agreement, exercisable options held by PCS employees will be equitably adjusted as of the closing date. In accordance with such equitable adjustment,
     (a) the number of Shares covered by such options will be increased by multiplying such amount by the Company Conversion Factor (as referred to below and more completely defined in the Distribution Agreement), and (b) the exercise price of such options will be decreased by dividing such amount by the Company Conversion Factor. Pursuant to
     Section 8.2(c)(i) of the Distribution Agreement, the term "Company Conversion Factor" shall mean an amount equal to the quotient obtained by dividing (1) the sum of (A) the merger consideration, plus (B) the fair market value of the Spinco common stock, by (2) the merger consideration. Accordingly, based on a merger price of $76.00 per share and a Spinco share value of $32.375 (based on "when-issued" trading values) (resulting in an assumed total transaction value of $108.375), the Company Conversion Factor would be approximately 1.43. Therefore, the number of shares subject to PCS exercisable options, namely 83,107, would be adjusted to 118,843 (83,107 x 1.426 =
     118,509).

     Calculation of Total Exercisable Options
     Exercisable options - McKesson employees . . . . . .      989,770
     Exercisable options - PCS employees (as adjusted). .      118,509
                                    Total . . . . . . . .    1,108,279

     Calculation of Total Option Spread
     1,108,279 shares x $76.00 tender price . . . . . . .  $84,229,204
     1,108,279 shares x $24.86 aver. adj. exer. price . . - 27,551,816
                         Net option spread  . . . . . . .   56,677,388
     Amount of spread deferred by Spinco employees. . . . - 22,766,039(9)
     Amount to be paid in cash-out of options . . . . . .  $33,911,349

          _______________________
          9 This amount (a) excludes amounts deferred by PCS employees and (b) is the Deferred Option Amount for which Spinco is solely liable (following its receipt of the Spinco Cash Amount) pursuant to Section 2.10(a)(i) of the Merger Agreement.